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                                                                      EXHIBIT 20


                                                           STRICTLY CONFIDENTIAL
                                                    FOR DISCUSSION PURPOSES ONLY


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                                   SUMMARY OF
                               AGREED UPON TERMS

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The Committee will waive the restrictions in its standstill agreement with Bull
Run and remove all other structural impediments (e.g., (i) waiving any applicable restrictions contained in its standstill agreements with [________________](1) and its affiliates and with [________________](1)(ii)
amending its shareholder rights plan to permit the purchase of shares and (iii) taking any necessary action under Section 203 of the Delaware General Corporation Law) in order to allow Bull Run (or a newly formed entity controlled by it) to make a cash tender offer for all outstanding Rawlings shares at $10 per share, subject to the following conditions:

- Bull Run (or such entity) will have 45 calendar days from the date of the public announcement of the agreement (i.e., Thursday, January 13), to complete the offer (or, if longer, 13 business days after the date the first SEC comments on the offer documents, if any, are received)

- the offer must be accepted by the holders of at least a majority of all outstanding shares (excluding those owned by Bull Run)

- the offer documents must contain a commitment on the part of Bull Run and its co-investors to do a back-end merger as promptly as practicable pursuant to which all shareholders (other than those, if any, Bull Run gets to agree to stay in) receive the same $10 per share price

- if the offer is successful, Rawlings' current directors (other than Bull Run's two designees) will resign, subject to 14(f) compliance

- the Finance Committee and the full Board will be free to take whatever position they choose with respect to the offer pursuant to Rule 14e-2

191604.01 - Wilmington Server 1A              Draft January 12, 2000 - 8:34 PM
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(1)  The parties to the standstill agreements have been redacted to maintain the confidentiality of the parties to whom Bull Run may communicate and with which Bull Run may work to consummate the proposed tender offer.
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-     the agreement will contain no restrictions on Rawlings' ability to solicit other offers

- the agreement will contain no provisions requiring the payment of any break-up fees

- the agreement will contain a commitment on the part of Bull Run and its co-investors to honor all existing severance arrangements (including the modifications approved by the Board on January 7, 2000)

- the agreement will contain a commitment on Rawlings' part to provide Bull Run with the same package of financial information provided to GECC as promptly as practicable after the execution of the agreement

If the offer fails for any reason:

- Bull Run's two designees on the Rawlings' board will resign and Bull Run will lose its right to designate two directors

-     Standstill agreement otherwise remains in effect

-     Bull Run surrenders its warrant; Rawlings forgives loan balance


191604.01-Wilmington Server 1A          2          Draft January 12, 2000-8:34PM